FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Notice of Material Event dated December 29, 2014

Item 1

MATERIAL EVENT NOTICE
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Santiago, December 29, 2014
F-723-2014

Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

Re.:	Administradora de Fondos de Pensiones ProVida S.A.
Securities Registration No.211

To whom it may concern:

In compliance with article 9 and paragraph two of article 10 of Securities Market Law No.18,045 and General Rule N°30 (Norma de Carácter General N°30) issued by that Superintendence, I, duly authorized and in representation of Administradora de Fondos de Pensiones ProVida S.A. (the “Company”), hereby communicate to you the following material event regarding the Company:

That on this date the special shareholders’ meeting of the Company was held, in which the following agreements were adopted in connection with the merger by absorption of the Company into MetLife Chile Acquisition Co. S.A. (the “Merger”):

(i) Bylaws of MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”). Approval of the bylaws of Acquisition Co., which incorporate the amendments needed to adjust them to those regulations applicable to pension fund administrators and to those provisions applicable to publicly-held corporations, including those amendments that correspond as a result of the Merger.

(ii) Merger. Approval of the merger by absorption of the Company into Acquisition Co., by virtue of which the latter, as the surviving entity, will acquire all the assets and liabilities of the Company and will succeed it in all its rights and obligations. As a result of the Merger, the total equity and shareholders of the Company shall be absorbed by Acquisition Co., and the Company shall be dissolved, which dissolution shall occur without requiring its winding-up. The Merger will be subject to the condition that the Company and its shares are registered in the Securities Registry kept by the Securities and Insurance Superintendence and that the Pensions Superintendence authorizes the Merger, which will be effective on the date stated by the Pensions Superintendence in the corresponding resolution that authorizes the Merger.

(iii) Balance Sheets and Expert Reports. Approval of the balance sheets of the Company and Acquisition Co., audited by the external audit firm Deloitte Auditores y Consultores Limitada as of September 30, 2014 and of the expert reports for the Merger, issued on November 17, 2014 by the experts Mr. Mario Torres S. and Mr. Daniel Perez B., both members of KPMG.

(iv) Exchange Ratio. Approval of an exchange ratio of shares by virtue of which the shareholders of the Company will receive one share of Acquisition Co. per each share of the Company held by them, except for Acquisition Co., whose shares in the Company will be cancelled upon consummation of the Merger.

(v) Faculties to the Board and powers of attorney. Approval to grant the board of directors broad authorization to grant all powers-of-attorney deemed necessary, especially those required to legalize, consummate and carry out the merger agreements and others adopted at the special shareholders’ meeting and to adopt all other agreements needed to carry out the Merger.

The shareholders of Acquisition Co. approved the Merger on the same terms and conditions approved by the special shareholders’ meeting of the Company and taking into consideration the same background information that was made available to the shareholders of the Company.

Pursuant to the terms set forth in article 69 of Chilean Corporations Law No.18,046, dissenting shareholders of the Merger agreements shall have the right to withdraw from the Company, prior payment by the Company of the value of their shares.  A dissenting shareholder is such shareholder that voted against the Merger during the special shareholders’ meeting or has not attended such meeting but indicates its disagreement by delivering a written notice to the Company within a term of 30 calendar days from the date on which the special shareholders’ meeting was held. Such dissenting period expires on January 28, 2015.

The price to be paid by the Company to the dissenting shareholder that exercises its withdrawal right will be $3,555.28 per share, which corresponds to the market value of the share as determined pursuant to the Corporations Regulations.

Other details relating to the exercise of the withdrawal right and the payment mechanisms of the price referred to in the previous paragraph will be informed through a notice published in the electronic newspaper El Mostrador on December 30, 2014 and a letter to be sent on the same day to shareholders entitled to exercise such withdrawal right.

Sincerely yours,

Andres Veszpremy Schilling
Alternate General Manager

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	January 5, 2015	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	January 5, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer